EXHIBIT 21.1
Subsidiaries of the Company
At December 31, 2010

State or Jurisdiction of
Organization	Subsidiaries	Ownership%
Delaware	COG Operating LLC	100%
Texas	COG Realty LLC	100%
Texas	Concho Energy Services LLC	100%
Texas	Quail Ranch LLC	100%
Texas	Concho Oil & Gas LLC	100%
Texas	COG Holdings LLC	100%
Texas	COG Exchange Properties LLC	0	% (a)

(a)	A third-party formed an entity to effectuate a tax-free exchange of assets for the Company. The Company has 100 percent control over the decisions of the entity, but has no current direct ownership. The third-party will convey ownership to the Company upon completion of the tax-free exchange process. As a result of the Company’s control over the entity it has been consolidated in the Company’s financial statements.